Exhibit 99.1

La Colonia 150,

El Vivero - Surco

Phone: 317-6000

February 13th 2020

GL-0011/2020

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

Attention	:	Issuer Director

Reference	:	Important Facts

Dear sirs:

In accordance with the provisions in Article 28 of the Unique Ordered Text of the Securities Market Law and the Resolution SMV 005-2014.SMV/01, we comply to inform you as an important fact the following:

Today the Good Corporate Governance Committee by delegation of the Board of Directors agreed to propose at the Annual Shareholders Meeting set to convene on March 23th, 2020 in the first call and March 30th, 2020 in the second call, to set at seven (7), the number of members of the Board of Directors, who will hold the position from appointment at the Meeting until the date of the Annual Shareholders Meeting that approves the Financial Statements corresponding to the fiscal year as of December 31th, 2022, propose the appointment as Directors the following seven (7) people:

Mrs. Ana María Botella Serrano

Mr. Juan Francisco Correa Sabogal

Mr. Eduardo Hochschild Beeck

Mr. Venkat Krishnamurthy

Mr. José Raimundo Morales Dasso

Mr. Humberto Reynaldo Nadal del Carpio

Mr. Marco Antonio Zaldívar García

They also agreed to propose at the Annual Shareholders Meeting not to appoint Alternate Directors.

Sincerely,

by. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo

Stock Exchange Representative